

August 22, 2014

Via E-Mail
Mr. Eric Norris
VP, Finance
Incoming, Inc.
244 Fifth Avenue, Suite V235
New York, NY 10001

      Re: Incoming, Inc.
              Form 10-K
              Filed April 15, 2014
              File No. 0-53616

Dear Mr. Norris:

We have reviewed your response dated August 7, 2014, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2014

Management's Discussion and Analysis, page 8

Results of Operations, page 9

1. It appears that the significant decreases in revenues for the second quarter, as well as the first half of 2014, was due to "issues with commissioning of new processing equipment" and with "calibration issues" with your on-site biodiesel testing laboratory, which ultimately resulted in fewer gallons of biodiesel able to be produced at your NABE facility. Please address the following in your response:
   - Disclose the reason(s) for and/or nature of the new processing equipment. For example, is this new equipment making new product, or did old equipment just need to be replaced?
   - Explain whether you have had calibration issues with your lab/equipment in the past. If not, discuss how the need for such calibration came about.

- Discuss or quantify the extent to which you believe these issues will impact future periods, if applicable.
- Given the fewer gallons of biodiesel produced in the quarter, it is unclear why cost of revenues so exceeded total revenues such that a gross loss was incurred as of June 30, 2014, excluding the impact of depreciation. In this regard, we note that while biodiesel sales decreased 97% in the second quarter, cost of sales decreased only 69%. Please explain.

Liquidity and Capital Resources, page 13

2. We have read your response to comment 2 in our letter dated July 25, 2014. As previously requested, please expand your disclosures in future filings, beginning with your September 30, 2014 Form 10-Q, to quantify the amount collected on your accounts receivables subsequent to the balance sheet date. Such information may be particularly helpful for readers, given the nature and amount of your quarterly revenues and/or resultant accounts receivables appears to vary from one period to the next.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief